Exhibit 99.1
Shinhan Bank’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On May 27, 2013, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene an extraordinary shareholders’ meeting as follows:

1. Date and Time: May 27, 2013, 11:00 in Seoul Time

2.	Venue: Conference room, 6th floor, Shinhan Bank, 20, Sejong-Daero 9-gil, Jung-gu, Seoul, Republic of Korea

3.	Agenda:

1) Appointment of an Executive Director: Mr. Young Jin Lim